Page 9 of 9 pages

                              EXHIBIT C


     The name and principal occupation or employment, which in each instance is with D.H. Blair Holdings, Inc. ("Blair Holdings") located at 44 Wall Street, New York, New York, 10005, of each executive officer and director of Blair Investment is as follows:

                                             PRINCIPAL OCCUPATION
          NAME                                 OR EMPLOYMENT
  Davis, Joseph Morton                       President,
                                             Chief Executive Officer, Director,
                                             Chairman of the Board


  Nachamie, David                            Treasurer

  Bell, Martin A.                            Vice Chairman,
                                             General Counsel

  Wasserman, Brian A.                        Senior Vice President,
                                             Chief Financial Officer

Item 2.
     During the last five years, none of the above persons (to the best of Blair Investments' knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. - 6. herein are amended by adding the following paragraphs thereto:

     See Mr. Davis' responses herein.

     On March 11, 1996, Mr. Bell sold 800 Class B Warrants in the open market at a sale price of $25.48 for a total sale price of $20,384.50. As of March 11, 1996, he no longer owned any of the Issuer's securities.


     As of May 1, 1996, Mr. Nachamie may be deemed to be the beneficial owner of 11,500 shares as follows; (i) 5,500 shares owned directly by him, (ii) 1,500 shares owned jointly with his wife, Evelyn Nachamie, and (iii) 4,500 shares owned directly by Mrs. Nachamie. Mr. Nachamie disclaims beneficial ownership of the securities owned by his wife for any purpose. He owns these securities for investment purposes only, and has sole voting and dispositive control over any securities owned by him. On March 15, 1996, Mrs. Nachamie used his personal funds to exercise 1,500 Class B Warrants at $4.75 per share, and Mrs. Nachamie used her personal funds to exercise 1,500 Class B Warrants at $4.75 per share, for a total exercise price of $7,125.00, respectively. On April 30, 1996, Mr. Nachamie sold 1,000 shares at $41.484375 per share on the open market.


     Mr. Wasserman does not beneficially own any of the Issuer's shares.